Apps Genius Corp
157 Broad Street, Suite 109C
Red Bank, New Jersey 07701

October 12, 2011

VIA EDGAR and FEDERAL EXPRESS
Maryse Mills-Apenteng
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Apps Genius Corp
        Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)
        Filed September 27, 2011
        File No. 333-175673

Dear Ms. Mills-Apenteng:

We are in receipt of your comment letter dated October 11, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.
We note the January 31, 2011 engagement letter between Apps Genius Corp. and CFO Oncall, Inc. filed as Exhibit 10.6 to your amended filing. Please revise your document to include appropriate risk factor disclosure discussing any potential conflicts of interests that may arise as a result of your chief financial officer also serving as the chief executive officer of CFO Oncall. In the alternative, provide us with a detailed analysis regarding the consideration you gave to including risk factor disclosure and how you determined that such risk factor disclosure is not warranted.

RESPONSE:
We have revised the Registration Statement to include a risk factor discussing any potential conflicts of interests that may arise as a result of our Chief Financial Officer, Adam Wasserman, also serving as the chief executive officer of CFO Oncall, Inc.

We acknowledge:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam Kotkin
Adam Kotkin
Chief Executive Officer
and Executive Director